UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04044528

September 10, 2004

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	Rules 101 and 102
Public Availability	ASAP - Sept. 10, 2004

Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Re: ***Banco Santander Central Hispano, S.A.***
File No.: TP-04-70

Dear Mr. Kronfeld:

In your letter dated September 10, 2004, as supplemented by conversations with the staff, you request on behalf of Banco Santander Central Hispano, S.A., a bank organized under the laws of the Kingdom of Spain ("BSCH"), an exemption from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act"), in connection with BSCH's acquisition of Abbey National plc, a bank organized under the laws of England and Wales ("Abbey National").[1]

You seek an exemption to permit certain BSCH affiliates, each operating as a separate division of BSCH, to conduct specified transactions outside the United States in the ordinary shares of BSCH during the distribution of BSCH's shares to the shareholders of Abbey National. Specifically, you request that: (i) Pereda Gestión, S.A., a corporation organized under the laws of Spain (the "Market-Making Subsidiary"), be permitted to continue to engage in market-making activities on the Automated Quotation System of the Spanish stock exchanges; (ii) the treasury departments of BSCH and Banco Español de Credito, S.A., a bank organized under the laws of Spain (the "Trading Units"), and other affiliates of BSCH outside of Spain and the United States conducting similar activities (the "International Trading Units"), Santander Central Hispano Bolsa, S.V., S.A. and Banesto Bolsa, S.V., S.A., each of which is a corporation organized under the laws of Spain (the "Brokerage Units"), and other affiliates of BSCH outside of Spain and the United States conducting similar activities (the "International Brokerage Units"), be permitted to continue to engage in derivatives hedging activities as described in your

[1] As described in your letter, the Global Companies may be deemed to be "affiliated purchasers" of BSCH, thus subject to Rule 102 of Regulation M. As also described in your letter, although none of the Global Companies currently expects to do so, if any of the Global Companies participates in the proxy solicitation effort relating to the Acquisition, such company would likely be deemed to be a "distribution participant" pursuant to Rule 101 of Regulation M.

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letter; (iii) Santander Pensiones S.A., E.G.F.P., Santander Gestión de Activos S.A., S.G.I.I.C., Banif Gestión S.A., S.G.I.I.C., Banesto Banca Privada Gestión S.A., S.G.I.I.C. and Santander Carteras S.A., S.G.C., each of which is a corporation organized under the laws of Spain (the "Asset Managers"), and other affiliates of BSCH in Europe, Latin America and the Bahamas conducting similar activities (collectively, the "International Asset Managers"), be permitted to continue to engage in investment management activities as described in your letter; (iv) Santander Central Hispano Seguros y Reaseguros, S.A., a corporation organized under the laws of Spain (the "Insurance Company"), be permitted to continue to engage in activities in connection with investment selections made by purchasers of insurance products as described in your letter; and (v) the Brokerage Units and the International Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter.

You also seek an exemption to permit certain BSCH affiliates, each operating as a separate division of BSCH, to conduct specified transactions in the United States and Puerto Rico in the ordinary shares of BSCH during the distribution of BSCH's shares to the shareholders of Abbey National. Specifically, you request that: (i) Santander Asset Management Inc., a corporation organized under the laws of Puerto Rico (the "Puerto Rico Asset Manager"), be permitted to continue to engage in investment management activities in Puerto Rico as described in your letter; (ii) Santander Securities Corporation, a corporation organized under the laws of Puerto Rico (the "Puerto Rico Brokerage Unit"), be permitted to continue to engage in unsolicited brokerage activities in Puerto Rico and the United States as described in your letter; and (iii) Santander Investment Securities, Inc., BSCH's affiliated U.S. broker-dealer ("U.S. Brokerage Unit"), be permitted to continue to engage in unsolicited brokerage activities in the United States as described in your letter.

We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants BSCH an exemption from Rules 101 and 102 of Regulation M to permit the Global Companies to engage in the transactions described in your letter. In particular, in your letter you make the following key representations:

- During 2003, the average daily trading volume in the BSCH Shares on the Spanish Exchanges was approximately €332.33 million (or approximately US$402.85 million at current exchange rates), and BSCH's market capitalization was approximately €44.8 billion (or approximately US$54.31 billion at current exchange rates), the largest of any Spanish bank and the second largest of any Spanish company, representing 16.24% of the IBEX 35 Index;

- During 2003, the average daily trading volume of the ADSs on the NYSE was approximately $2.19 million, and the average daily trading volume in the BSCH Shares on the Milan, Lisbon and Buenos Aires Stock Exchanges was approximately €124,628 (or approximately US$151,074 at current exchange rates) in the aggregate;
- The principal trading market for BSCH Shares is Spain;
- The number of BSCH Shares to be delivered to Abbey National shareholders through the Acquisition will represent approximately 23.6% of the BSCH Shares outstanding upon consummation of the Acquisition;
- Each of the Global Companies operates as a separate division of BSCH, and there are established "Chinese Wall" procedures to prevent price-sensitive information relating to BSCH Shares and information relating to the Acquisition from passing between the sales/trading areas of these companies and other areas, including any investment oversight committees, of these companies;
- The Market-Making Subsidiary conducts its market-making activities outside the United States, and during 2003 the Market-Making Subsidiary's market making activities accounted for approximately 4% of the average daily trading volume in BSCH Shares on the Spanish Exchanges;
- Each of the Trading Units, the International Trading Units, the Brokerage Units and the International Brokerage Units conducts its derivative hedging activities outside the United States, and during 2003, the derivatives hedging activities of the Trading Units and the Brokerage Units accounted for approximately 16% of the average daily trading volume in BSCH Shares on the Spanish Exchanges;
- Each of the Asset Managers and the International Asset Managers conducts its investment management activities outside the United States;
- The Insurance Company sells insurance products and conducts activities in connection with investment selections made by purchasers of such insurance products outside the United States;
- Each of the Brokerage Units and the International Brokerage Units conducts its unsolicited brokerage activities outside the United States, and during 2003, the unsolicited brokerage activities of the Brokerage Units (excluding trades executed by the Market-Making Subsidiary) accounted for approximately 17% of the average daily trading volume in BSCH Shares on the Spanish Exchanges;
- In the aggregate, BSCH's market activities represented in excess of 37% of the average daily trading volume in BSCH Shares on the Spanish Exchanges during 2003, making BSCH, on an aggregate basis, the largest participant in the market for BSCH Shares on the Spanish Exchanges and the only market maker in such shares;
- The withdrawal of the Market-Making Subsidiary as the most important market participant and the only market maker in BSCH Shares in the primary market for those shares, which are among the most actively traded in Spain, for an extended period of time would have serious harmful effects in the home market, and, indirectly, in the U.S. market, for the BSCH Shares, including a significant

imbalance of buy and sell orders, particularly given the large number of shares to be distributed in the Acquisition, and thus greater volatility and reduced liquidity;

- As of June 30, 2004, 61.90% of BSCH Shares were held by customers of BSCH and its affiliates in securities accounts at BSCH and its affiliates in Spain. In view of the leading position of BSCH and its subsidiaries in maintaining the accounts in which BSCH Shares are held and executing trades in BSCH Shares on the Spanish Exchanges, BSCH believes significant market disruption could occur if the Brokerage Units could no longer execute trades in BSCH Shares requested by clients;
- Each of the Brokerage Units, the International Brokerage Units, the Trading Units, the International Trading Units, the Asset Managers, the International Asset Managers and the Insurance Company has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of business and not for the purpose of facilitating the Acquisition, in accordance with applicable law in the European Union, Spain and the other markets outside the United States and Puerto Rico which permit such activities during a distribution;
- In Puerto Rico, BSCH conducts a securities business through a separate subsidiary, the Puerto Rico Brokerage Unit, which is registered with the Commission as a broker-dealer and is a member of the NASD, and conducts an asset management business through a separate subsidiary, the Puerto Rico Asset Manager;
- Each of the Puerto Rico Companies has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of business and not for the purpose of facilitating the Acquisition, in accordance with applicable law in Puerto Rico and the United States;
- The Puerto Rico Companies will not engage in any market-making, derivatives hedging, or insurance activities in Puerto Rico or the United States, but rather the Puerto Rico Asset Manager will only engage in investment management activities in Puerto Rico in the normal course of business with its customers and the Puerto Rico Brokerage Unit will only engage in unsolicited brokerage activities in Puerto Rico and the United States in the normal course of business with its customers;
- In the United States, in addition to the Puerto Rico Brokerage Unit, BSCH conducts a securities business through a separate subsidiary, the U.S. Brokerage Unit, which is registered with the Commission as a broker-dealer and is a member of the NASD; and
- The U.S. Brokerage Unit will not engage in any market-making, derivatives hedging, investment management or insurance activities, but rather will only engage in unsolicited brokerage activities in the normal course of business with its customers.

This exemption is subject to the following conditions:

1. None of the transactions of the Global Companies described in your letter shall occur in the United States, with the exception of the

transactions of the Puerto Rico Companies and the U.S. Brokerage Unit described in your letter;
2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Acquisition;
3. The proxy statement/offering document to be distributed to Abbey National shareholders shall disclose the possibility of, or the intention to make, the transactions described in your letter;
4. BSCH and each of the Global Companies shall provide to the Division of Market Regulation (the "Division"), upon request, a daily time-sequenced schedule of all transactions made during the period beginning on the day the proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution. Such schedule shall include:
    a. size, broker (if any), time of execution, and price of the transactions;
    b. the exchange, quotation system, or other facility through which the transactions occurred; and
    c. whether the transactions were made for a customer account or a proprietary account.
5. Upon request of the Division, BSCH and each of the Global Companies shall transmit the information as specified in paragraphs 4a., 4b., and 4c. to the Division at its offices in Washington, D.C. within 30 days of its request;
6. BSCH and each of the Global Companies shall retain all documents and other information required to be maintained pursuant to the exemption for at least two years following the completion of the Acquisition distribution;
7. Representatives of BSCH and each of the Global Companies shall be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
8. Except as otherwise exempted from this letter, BSCH and each of the Global Companies shall comply with Regulation M.

The foregoing exemption from Rules 101 and 102 of Regulation M is based solely on the representations made and the facts presented in your letter, and is strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
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WRITER'S DIRECT

212 450 4950

MESSETURM
60308 FRANKFURT AM MAIN

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3A CHATER ROAD
HONG KONG

September 10, 2004

Re: Banco Santander Central Hispano, S.A.: Request for Exemptive Relief from Rules 101 and 102 of Regulation M

James A. Brigagliano
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Brigagliano:

We are writing as counsel to Banco Santander Central Hispano, S.A., a bank organized under the laws of the Kingdom of Spain ("**BSCH**"), about the application of Regulation M to transactions by BSCH and its affiliates in the ordinary shares of BSCH ("**BSCH Shares**") during the distribution of BSCH Shares to be made by BSCH to shareholders of Abbey National plc, a bank organized under the laws of England and Wales ("**Abbey National**"), in connection with the proposed acquisition of Abbey National by BSCH (the "**Acquisition**"). Specifically, on behalf of BSCH, we ask the Staff to grant BSCH and its affiliates exemptive relief from Rules 101 and 102 of Regulation M to permit them to continue, in the ordinary course of business as described below and in accordance with applicable local law, to engage in the following activities outside the United States during the Acquisition distribution:[1]

Market Making Activities. As is customary in Spain for financial institutions, BSCH engages in market-making activities with respect to BSCH Shares through a subsidiary dedicated to that function (the "**Market-Making Subsidiary**").[2] The Market-Making Subsidiary makes bids and offers for BSCH

[1] BSCH and certain of its affiliates engage in certain other activities with respect to BSCH Shares that they intend to cease during the Acquisition distribution or that are permitted under Regulation M. These activities are described elsewhere in this letter.

[2] Until very recently, BSCH's market-making activities were carried out by Banco Madesant – Sociedade Unipessoal, S.A., a corporation organized under the laws of Portugal. These activities have been transferred to another subsidiary of BSCH, Pereda Gestión, S.A., a corporation organized under the laws of Spain.

Shares on the Automated Quotation System (*Sistema de Interconexión Bursátil Español)* of the Spanish stock exchanges (the "**AQS**"), the centralized national market that integrates by computer quotation the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (collectively, the "**Spanish Exchanges**") and purchases and sells BSCH Shares on the AQS. The Market-Making Subsidiary effects these transactions for its own account in order to provide liquidity to the market.

Derivatives Hedging Activities. In connection with derivatives relating to BSCH Shares or baskets or indices including BSCH Shares (collectively, "**BSCH Share Derivatives**") that the principal trading units of BSCH (the "**Trading Units**")[3] and the principal brokerage units of BSCH (the "**Brokerage Units**")[4] enter into with, or sell to or buy from customers in unsolicited transactions, the Trading Units and the Brokerage Units solicit and effect trades in BSCH Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) belonging to them and their customers that are established in connection with these derivatives activities.[5] The Trading Units' and the Brokerage Units' hedging transactions are effected on the AQS.

Trading in BSCH Shares by the Asset Managers. Certain affiliates of BSCH manage the assets of certain mutual funds, pension funds and investor portfolios (such affiliates, the "**Asset Managers**"; such funds and investor

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[3] The principal Trading Units consist of the treasury departments of BSCH and its affiliate Banco Español de Credito, S.A., a bank organized under the laws of Spain. Similar activities are carried out by other affiliates of BSCH outside Spain and the United States (the "**International Trading Units**"), although their volume of activity relating to BSCH Share Derivatives and their trading in BSCH Shares historically have been low compared to that of the Trading Units. We ask that the requested relief also cover ordinary course activities of the International Trading Units.

[4] The principal Brokerage Units consist of BSCH's affiliates Santander Central Hispano Bolsa, S.V., S.A. and Banesto Bolsa, S.V., S.A., both of which are corporations organized under the laws of Spain. Similar activities are carried out by other affiliates of BSCH outside Spain and the United States (the "**International Brokerage Units**"), although their volume of activity relating to BSCH Share Derivatives and their trading in BSCH Shares historically have been low compared to that of the Brokerage Units. We ask that the requested relief also cover the ordinary course activities of the International Brokerage Units.

[5] In addition, the Trading Units, the Brokerage Units, the International Trading Units and the International Brokerage Units expect to hold BSCH Share Derivatives, in each case as part of their portfolios of solicited, proprietary trading derivatives, at the time the restricted period commences and would expect to continue to hedge these derivatives (through the purchase and sale of BSCH Shares) during the restricted period. All such BSCH Share Derivatives will have been entered into in the ordinary course of business and not in contemplation of the Acquisition. The Trading Units, the Brokerage Units, the International Trading Units and the International Brokerage Units would not seek to hedge any additional BSCH Share Derivatives acquired or entered into in connection with solicited, proprietary trading subsequent to the commencement of the restricted period.

portfolios, the "**Managed Funds**").[6] As part of their ordinary investment management activities on behalf of the Managed Funds, the Asset Managers buy and sell BSCH Shares for the Managed Funds' accounts.[7]

Trading in BSCH Shares by the Insurance Company. As part of its business, Santander Central Hispano Seguros y Reaseguros, S.A. (the "**Insurance Company**"), an affiliate of BSCH incorporated in Spain, sells certain insurance products requiring the insurer to invest the premiums paid by the purchaser of the policies within certain asset classes determined by that purchaser (such as shares represented in the IBEX 35 Index, which includes BSCH Shares) (such products, the "**Asset Class Policies**"). The Insurance Company does not provide any investment advice to purchasers with respect to the asset classes that may be selected by the customer as part of the Asset Class Policies.

Unsolicited Brokerage Activities. The Brokerage Units engage in full-service brokerage activities for their customers through ordinary customer facilitation and related services. These services involve discussions with customers regarding investment strategies, including with respect to BSCH Shares, and buying and selling BSCH Shares both as principal and agent in connection with such customers' unsolicited orders. Although the buy or sell orders received by the Brokerage Units from their customers are unsolicited, the Brokerage Units may solicit the other sides of these transactions.[8]

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[6] The Asset Managers consist of Santander Pensiones S.A., E.G.F.P., Santander Gestión de Activos S.A., S.G.I.I.C., Banif Gestión S.A., S.G.I.I.C., Banesto Banca Privada Gestión S.A., S.G.I.I.C. and Santander Carteras S.A., S.G.C., each of which is a corporation organized under the laws of Spain.

[7] Several of BSCH's affiliates in Europe, Latin America and the Bahamas (collectively, the "**International Asset Managers**") also engage in mutual fund, pension fund and investor portfolio investment management activities of the kind described above with their customers in their respective jurisdictions and, in doing so, may buy and sell limited amounts of BSCH Shares for the accounts of their Managed Funds. In addition, Santander Asset Management Inc. (the "**Puerto Rico Asset Manager**"), BSCH's affiliated asset management company in Puerto Rico, also engages in mutual fund, pension fund and investor portfolio investment management activities of the kind described above with its customers in Puerto Rico and, in doing so, may buy and sell limited amounts of BSCH Shares for the accounts of its Managed Funds. We ask that the requested relief also cover the ordinary course mutual fund, pension fund and investor portfolio investment management activities of the International Asset Managers and the Puerto Rico Asset Manager.

[8] Santander Investment Securities, Inc., BSCH's affiliated U.S. broker-dealer, and Santander Securities Corporation (the "**Puerto Rico Brokerage Unit**"), BSCH's affiliated brokerage company in Puerto Rico, engage in unsolicited brokerage activities with their customers in the United States and the Puerto Rico Brokerage Unit also engages in unsolicited brokerage activities in Puerto Rico. The volume of brokerage of BSCH Shares and ADSs by these business units historically has been low.

In addition, the International Brokerage Units engage in unsolicited brokerage activities of the kind described above with their customers, although their volume of brokerage of BSCH Shares historically has also been low. We ask that the requested relief also cover the ordinary course, unsolicited brokerage activities of Santander Investment Securities, Inc., the Puerto Rico

The Market-Making Subsidiary, the Trading Units, the Brokerage Units, the Asset Managers and the Insurance Company are collectively referred to herein as the "**Spanish Companies**". The Spanish Companies, together with the International Trading Units, the International Brokerage Units, Santander Investment Securities, Inc., the Puerto Rico Companies and the International Asset Managers are collectively referred to herein as the "**Global Companies**".

The availability of the exemption BSCH is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

The descriptions of factual matters in this letter, including the market for BSCH Shares and the Global Companies' business and market activities, as well as the descriptions of certain matters under English law, Spanish law, the laws of Puerto Rico and the laws of other jurisdictions outside the United States included in this letter, have been provided to us by BSCH.

I. The Market for BSCH Shares

The principal trading market for BSCH Shares is on the Spanish Exchanges through the AQS in Spain. The BSCH Shares are also listed on the New York (in the form of American Depositary Shares ("**ADSs**")), Milan, Lisbon and Buenos Aires Stock Exchanges. Each ADS represents one BSCH Share and is evidenced by an American Depositary Receipt issued by Morgan Guaranty Trust Company of New York, as Depositary.

At December 31, 2003, there were 4,768,402,943 BSCH Shares outstanding, held by 1,075,733 record holders. Approximately 55% of the BSCH Shares were held of record by non-residents of Spain and 7.65% of the BSCH Shares were held by 836 record holders with registered addresses in the United States (including Puerto Rico). BSCH's market capitalization at December 31, 2003 was approximately €44.8 billion ($54.31 billion),[9] the largest of any Spanish bank and the second largest of any Spanish company, representing 16.24% of the IBEX 35 Index. The average daily trading volume in the BSCH Shares on the Spanish Exchanges in 2003 was approximately €332.33 million ($402.85 million). The average daily trading volume of the ADSs on the New York Stock Exchange (the "**NYSE**") during 2003 was approximately $2.19 million. The average daily trading volume of the BSCH Shares on the Milan, Lisbon and Buenos Aires Stock Exchanges during 2003 was approximately €124,628 ($151,074) in the aggregate.

Brokerage Unit and the International Brokerage Units. The Puerto Rico Brokerage Unit and the Puerto Rico Asset Manager are collectively referred to herein as the "**Puerto Rico Companies**".

[9] Throughout this letter, euros have been translated to dollars at the rate of €1.00 = $1.2122, the noon buying rate in New York City as published by the Federal Reserve Bank of New York on July 23, 2004.

The AQS links the Spanish Exchanges, providing securities listed on it with a uniform continuous market that eliminates the differences among the Spanish Exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. All trades on the AQS must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish Exchange directly. The AQS operates separate order-matching systems for block trades (which exceed certain minimum amounts) and all other trades.

In 2003, the aggregate turnover on the Spanish Exchanges, for both equity and debt securities, was in excess of €1,774.56 billion, and as of December 31, 2003 the overall market capitalization of equity securities listed on the Spanish Exchanges was approximately €547.76 billion. As of December 31, 2003, there were 2,219 listed companies and 3,756 listed securities on the Spanish Exchanges.

II. The Market Activities for Which Relief is Sought

BSCH is a global, integrated financial services firm operating principally in Spain, other European countries and Latin America. BSCH, together with its subsidiaries, is engaged in retail banking, asset management, private banking, investment banking and private equity. BSCH has offices worldwide and its principal executive offices are located in Madrid, Spain. As of December 31, 2003, BSCH was the largest commercial banking group in Spain in terms of customer deposits. In 2003, BSCH had consolidated net income of approximately €2.61 billion ($3.16 billion) and at December 31, 2003 total assets of approximately €351.8 billion ($426.45 billion) and stockholder's equity of approximately €18.36 billion ($22.26 billion).

The Spanish Companies are either business units or subsidiaries of BSCH and have separate management in charge of day-to-day operations. Although the Spanish Companies have offices outside Spain and the United States, the principal executive offices of the Spanish Companies are located in Madrid and the Spanish Companies' market activities for which BSCH is seeking relief will occur solely on the Spanish Exchanges and be managed principally by representatives in Madrid who operate within "Chinese Walls", as further discussed below. The Spanish Companies have confirmed that the activities described below, for which they are requesting relief, are permitted under and would be conducted in accordance with applicable European Union, Spanish and other local laws.

In the United States, BSCH conducts a securities business through a separate subsidiary, Santander Investment Securities, Inc., which has its principal offices in New York City. Santander Investment Securities, Inc. is registered with the Securities and Exchange Commission (the "**SEC**") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "**NASD**"). In Puerto Rico, BSCH conducts securities and asset management businesses through the Puerto Rico Companies. The Puerto Rico Brokerage Unit is also registered with the SEC as a broker-dealer and is a member of the NASD. In the rest of the world, excluding Spain, BSCH conducts securities and related businesses through the International Brokerage Units, the International Trading Units and the International Asset Managers. With respect to those activities for which BSCH is seeking relief, (i) Santander Investment Securities, Inc. will only engage in unsolicited brokerage activities in the United States, (ii) the Puerto Rico Brokerage Unit will only engage in unsolicited brokerage activities in the United States and in Puerto Rico and (iii) the Puerto Rico Asset Manager will only engage in asset management activities in Puerto Rico. The rest of the activities for which BSCH is seeking relief (including unsolicited brokerage and asset management) will be conducted by the Spanish Companies and the other Global Companies outside the United States, Puerto Rico and the United Kingdom as described below.

Market Making Activities. As is customary in Spain for financial institutions, BSCH engages in market-making activities with respect to BSCH Shares through its Market-Making Subsidiary. The Market-Making Subsidiary makes bids and offers for BSCH Shares and purchases and sells BSCH Shares on the AQS. The Market-Making Subsidiary effects these transactions for its own account in order to provide liquidity to the market. The Market-Making Subsidiary conducts its market-making activities outside the United States and manages these activities from Madrid.

As noted above, the AQS is an order-matching system, not an inter-dealer market with formal, officially designated market makers. The Market-Making Subsidiary engages in its market-making activities by placing bids and offers on the AQS, primarily through one of the Brokerage Units. However, the Market-Making Subsidiary is not required to and does not maintain independently established bid and ask prices. In connection with block trades, if an adequate counterparty order is not available on the AQS at the time that the bid or offer is placed, the broker through which the order was placed, or the Market-Making Subsidiary itself, may solicit counterparty orders. The Market-Making Subsidiary is not required to make a market in the BSCH Shares. Accordingly, the Market-Making Subsidiary does not act as a *"market maker"* as that term is understood in the United States securities markets.

BSCH believes that the Market-Making Subsidiary is the only market-maker for BSCH Shares on the Spanish Exchanges and, during 2003, the Market-Making Subsidiary's market-making activities accounted for approximately 4% of the average daily trading volume in BSCH Shares on the Spanish Exchanges. At times when supply has significantly exceeded demand, its share of such average daily trading volume has increased materially, but the Market-Making Subsidiary's market-making activities generally do not comprise in excess of 20% of the average daily trading volume in BSCH Shares on the Spanish Exchanges. The monthly average percentage of outstanding BSCH Shares held as a result of market-making activities ranged from 0.019% to 0.416% in 2003.

During the Acquisition distribution, the Market-Making Subsidiary intends to continue its market-making activities in the ordinary course of business, although the Acquisition distribution is expected to result in increased selling pressure and thus volumes of transactions by the Market-Making Subsidiary may be higher than average and represent a greater than average percentage of trading volume, including in excess of 20% of such daily trading volume.

Derivatives Hedging Activities. In connection with BSCH Share Derivatives that the Trading Units and the Brokerage Units enter into with, or sell to or buy from customers in unsolicited transactions, the Trading Units and the Brokerage Units solicit and effect trades in BSCH Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedging positions) belonging to them and their customers that are established in connection with these derivatives activities. These hedging transactions are effected outside the United States, through the AQS, and during 2003, represented approximately 16% of the average daily trading volume in BSCH Shares on the Spanish Exchanges.

In addition, the Trading Units and the Brokerage Units expect to hold BSCH Share Derivatives as part of their portfolios of solicited, proprietary trading derivatives at the time the Regulation M restricted period commences and would expect to continue to hedge these derivatives (through the purchase and sale of BSCH Shares) during the restricted period.[10] All such BSCH Share Derivatives will have been entered into in the ordinary course of business and not in contemplation of the Acquisition. The Trading Units and the Brokerage Units would not seek to hedge any additional BSCH Share Derivatives acquired or entered into in connection with solicited, proprietary trading activities subsequent to the commencement of the restricted period.

As noted above, the International Trading Units and the International Brokerage Units also engage in such hedging activities in the ordinary course of business in their respective jurisdictions, each of which is outside the United States.

Trading in BSCH Shares by the Asset Managers. As part of their investment management activities, the Asset Managers buy and sell BSCH Shares outside the United States for the Managed Funds' accounts. Under Spanish law, the Asset Managers have a fiduciary duty to oversee the Managed Funds in a manner that is in the best interests of the investors of those funds. The Asset Managers are prohibited by law from taking into account any factors other than the interests of the funds' beneficiaries in making investment decisions. Accordingly, the Asset Managers would be prohibited by law from following a directive by BSCH to cease trading BSCH Shares during the Regulation M restricted period, unless the Asset Managers believed that cessation of such

[10] The Regulation M restricted period relating to the Acquisition is discussed in Section V of this letter— "Application of Regulation M".

trading was in the best interests of the Managed Funds' beneficiaries.[11] Similarly, the Asset Managers would be prohibited by law from following a BSCH directive to bid for or purchase BSCH Shares unless the Asset Managers independently concluded that such bids or purchases were in the best interests of the Managed Funds' beneficiaries.

As noted above, the International Asset Managers and the Puerto Rico Asset Manager also engage in mutual fund, pension fund and investor portfolio investment management activities for Managed Funds' accounts in the ordinary course of business in their respective jurisdictions and generally would be subject to similar fiduciary duties under the laws of those jurisdictions.[12] The International Asset Managers conduct these activities outside the United States, and the Puerto Rico Asset Manager conducts such activities in Puerto Rico.

Trading in BSCH Shares by the Insurance Company. The Insurance Company purchases BSCH Shares in connection with investing premiums paid on Asset Class Policies, which require investments within a narrow class of assets, such as the IBEX 35 Index, that may include BSCH Shares. The Insurance Company conducts these activities outside the United States.

Under Spanish law, the Insurance Company has a fiduciary duty to the purchasers of Asset Class Policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. The Insurance Company may not take into account any factors other than the interests

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[11] Some of the pension funds managed by the Asset Managers have an "investment oversight committee" charged with overseeing the investments made by the Asset Managers. In certain cases, representatives and/or employees of BSCH or its affiliates may be members of those investment oversight committees. However, those committees (and their members) would be unable to require the pension fund Asset Manager to stop or start trading BSCH Shares during the restricted period if the Asset Manager did not believe it was in the best interests of the fund's owners to do so. The representatives and/or employees of BSCH who participate on the investment oversight committees are, like the Asset Managers themselves, isolated by Chinese Walls from the areas of BSCH where price-sensitive information relating to BSCH Shares and where information relating to the Acquisition would be discussed.

[12] Prior to the commencement of the restricted period, BSCH will issue directives to the International Asset Managers and to the Puerto Rico Asset Manager requesting such asset managers to stop trading in BSCH Shares until the termination of the restricted period. The Spanish National Securities Market Commission (the "**CNMV**") has prohibited BSCH from issuing a similar "stop order" to the Asset Managers, all of which are organized under Spanish law and operate in Spain. As a result, prior to the commencement of the restricted period, BSCH will instead issue advisory notices to such asset managers informing them that any trading by them in BSCH Shares during the restricted period could result in a violation of U.S. law. However, in light of the fiduciary duties that the Asset Managers, the International Asset Managers and the Puerto Rico Asset Manager have to the beneficiaries of the Managed Funds (as further described above), no assurances can be given that such asset managers will in fact refrain from trading in BSCH Shares during the restricted period. Accordingly, we are asking that the requested relief cover the asset management activities of the Asset Managers, the International Asset Managers and the Puerto Rico Asset Manager to the extent that such asset managers continue to trade in BSCH Shares in the ordinary course of business during the restricted period.

of its insureds in making investment decisions under these policies. Accordingly, the Insurance Company would be prohibited by law from following, with respect to the Asset Class Policies, a directive by BSCH to cease trading BSCH Shares during the Regulation M restricted period, unless such a halt in trading were in the best interests of the purchasers of those policies. Similarly, the Insurance Company would be prohibited by law from following a BSCH directive to bid for or purchase BSCH Shares unless the Insurance Company independently concluded that such bids or purchases were in the best interests of its insureds under the Asset Class Policies.

Unsolicited Brokerage Activities. The Brokerage Units engage in full-service brokerage activities outside the United States for their customers through ordinary customer facilitation and related services. These services involve discussions with customers regarding investment strategies, including with respect to BSCH Shares, and buying and selling BSCH Shares in Spain and elsewhere outside the United States as both principal and agent in connection with such customers' unsolicited orders.[13] The unsolicited brokerage activities of the Brokerage Units (excluding trades executed by the Brokerage Units on behalf of the Market-Making Subsidiary) represented approximately 17% of the average daily trading volume in BSCH Shares on the Spanish Exchanges during 2003.

Although the Brokerage Units from time to time provide advice to their customers regarding an investment in BSCH Shares, none of the Brokerage Units, BSCH or any subsidiary of BSCH publishes research reports concerning BSCH.[14] Furthermore, the Brokerage Units' personnel have been instructed not to make any investment recommendations to their customers with respect to either BSCH Shares or ADSs or Abbey National's shares or ADSs during the restricted period.

As of June 30, 2004, 61.90% of BSCH's Shares were held by customers of BSCH and its affiliates in securities accounts at BSCH and its affiliates in Spain. The Brokerage Units are required by Spanish law, as well as, in some cases, by the terms of their contracts with such customers, to facilitate the trading activity of customers as described above.[15] It would place a substantial burden on these customers to require them to transfer their BSCH Shares to a securities account with another bank, or to have the Brokerage Units place orders with another bank, in order to make trades with respect to the BSCH Shares during the Acquisition distribution. Moreover, the Brokerage Units would likely lose a significant number of these customers if they were prevented from providing them with customary facilitation services during this time period.

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[13] In addition, although the buy or sell orders received by the Brokerage Units from their customers are unsolicited, the Brokerage Units may solicit the other sides of these transactions.

[14] Accordingly, none of the International Brokerage Units, Santander Investment Securities, Inc. or the Puerto Rico Brokerage Unit publishes research reports concerning BSCH.

[15] The Brokerage Units are not required, however, to buy or sell BSCH Shares as principal for the benefit of their clients.

As noted above, Santander Investment Securities, Inc. engages in unsolicited brokerage transactions with its customers in the United States and the Puerto Rico Brokerage Unit engages in unsolicited brokerage transactions with its customers in the United States and in Puerto Rico. These transactions are effected on the NYSE, in the over-the-counter market and, occasionally, through the AQS in Spain. In addition, the International Brokerage Units also engage in unsolicited brokerage transactions with their customers in their respective jurisdictions, each of which is outside the United States. The personnel of Santander Investment Securities, Inc., the Puerto Rico Brokerage Unit and the International Brokerage Units have been instructed not to make any investment recommendations to their customers with respect to either BSCH Shares or ADSs or Abbey National's shares or ADSs during the restricted period.

Significance to Market. As noted above, the Market-Making Subsidiary's market-making activities accounted for 4% of the average daily trading volume in BSCH Shares on the Spanish Exchanges, while the derivatives hedging activities of the Trading Units and the Brokerage Units and the unsolicited brokerage activities of the Brokerage Units (excluding trades executed on behalf of the Market-Making Subsidiary) represented approximately 16% and 17%, respectively, of such average 2003 trading volume. In the aggregate, BSCH's market activities represented in excess of 37% of the average daily trading volume in BSCH Shares on the Spanish Exchanges during 2003, making BSCH, on an aggregate basis, the largest participant in the market for BSCH Shares on the Spanish Exchanges and the only market-maker in such shares. Although BSCH is unable to determine on whose behalf the non-BSCH record holders of BSCH Shares are trading such shares on the Spanish Exchanges, the second largest participant in the market for BSCH Shares accounted for only approximately 10% of average 2003 daily trading volume on the Spanish Exchanges.

Chinese Walls. BSCH has established "Chinese Wall" procedures to prevent price-sensitive information from passing between any area in which market-making, derivatives hedging, asset management (including any investment oversight committee), insurance or brokerage activities of the Global Companies are conducted and any other area of BSCH in which price-sensitive information relating to BSCH Shares, including information relating to the Acquisition, would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, the Global Companies are generally able to continue their respective market activities. BSCH will continue to maintain these Chinese Wall procedures during the Acquisition distribution. Furthermore, the Global Companies will continue to conduct their market activities free of direction from senior management of BSCH, including management with responsibility for the Acquisition.

III. Other Market Activities for Which Relief is Not Being Sought

BSCH and certain of its affiliates, including the Global Companies, conduct other market activities in or relating to BSCH Shares in the ordinary course of business. These companies regularly buy and sell BSCH Shares for the purpose of generating trading gains and independent of any need for liquidity in the market. They also enter into, buy and sell BSCH Share Derivatives on an unsolicited basis and on a solicited basis for proprietary trading purposes. In addition to the hedging activities for which relief is being sought, BSCH and certain of its affiliates purchase and sell BSCH Shares to hedge their proprietary positions in BSCH Share Derivatives.[16] In connection with the Acquisition, BSCH and its affiliates will suspend these market activities during the restricted period to the extent they are prohibited by Regulation M. Accordingly, BSCH is not seeking relief from the Staff for these activities.

IV. The BSCH/Target Acquisition

On July 25, 2004, the Boards of Directors of BSCH and Abbey National reached an agreement on the terms of the Acquisition pursuant to which each holder of Abbey National's common stock will have the right to receive, for each Target share, one BSCH Share and 25 pence (approximately $0.46)[17] in cash to be paid through a special dividend.[18]

The Acquisition will be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985 of England and Wales. Pursuant to the provisions of Section 425, BSCH intends to deliver the BSCH Shares in exchange for the cancellation of Abbey National's shares. In order for the Scheme of Arrangement to become effective and binding, the following steps must take place in sequence:

- distribution of a proxy statement/offering document to all registered shareholders of Abbey National which contains the background to, reasons for, and terms and conditions of the Acquisition as well as notices of the Court Meeting (as defined below) and Shareholders' Meeting (as defined below), which meetings are scheduled to occur approximately one month after the distribution of such proxy statement/offering document;

- approval of the Scheme of Arrangement by a majority in number of the holders of Abbey National's shares representing not less than 75% in value of the votes cast of holders of such shares at a

[16] We note that exemptive relief is being sought with respect to hedging of proprietary BSCH Share Derivatives positions entered into prior to the commencement of the restricted period.

[17] United Kingdom Pounds have been translated to dollars at the rate of £1.00 = $1.8321, the noon buying rate in New York City as published by the Federal Reserve Bank of New York on July 23, 2004.

[18] The total dividend to be received by Abbey National's shareholders equals 31 pence (approximately $0.57), of which 25 pence is a special dividend and 6 pence is an ordinary dividend.

meeting (the "**Court Meeting**") convened at the direction of the High Court of England and Wales (the "**High Court**");

- approval of a special resolution required to implement the Scheme of Arrangement through a capital reduction in Abbey National by holders of Abbey National's shares representing not less than 75% in value of votes cast of holders of such shares at an extraordinary general meeting of shareholders convened by Abbey National (the "**Shareholders' Meeting**");
- the sanction of the Scheme of Arrangement by the High Court after a hearing relating thereto; and
- the registration of the court order approving the Scheme of Arrangement with the Registrar of Companies in England and Wales.

In order to sanction the Scheme of Arrangement, the High Court must consider, among other things, the fairness of the Scheme of Arrangement with regard to the interests of Abbey National's shareholders. In determining whether to sanction the Scheme of Arrangement, the Court may require additional evidence as to the fairness of the Scheme of Arrangement and may entertain any objections brought by interested parties. Because of the various procedural steps which need to be completed in order for the Acquisition to be sanctioned as a Scheme of Arrangement (including the obtaining of necessary anti-trust and regulatory approvals and clearances in the United Kingdom, Spain and the United States, the satisfaction of certain closing conditions and the approval required by BSCH's shareholders in order to effect a necessary capital increase), BSCH estimates that the entire process could last up to two months after distribution of the proxy statement (and potentially longer in the event of a competing offer for Abbey National).

The BSCH Shares to be delivered pursuant to the Scheme of Arrangement will be issued in the United States without registration under the Securities Act of 1933 pursuant to Section 3(a)(10) thereof. The BSCH Shares to be delivered to Abbey National's shareholders will represent approximately 23.6% of the BSCH Shares outstanding upon consummation of the Acquisition. Abbey National's shares are listed on the London Stock Exchange and their principal market is in the United Kingdom. In addition, ADSs representing Abbey National's shares are traded in the over-the-counter market in the United States. As of July 23, 2004, the date on which the Acquisition was announced, the Acquisition consideration represented a premium of approximately 28.6% for Abbey National's shareholders (based on the average closing mid-market prices for the BSCH Shares and the Abbey National shares for the three-month period up to the date preceding the announcement) and a premium of approximately 17.3% for such shareholders (based on the closing mid-market prices for the BSCH Shares and the Abbey National shares on July 22, 2004, the day preceding the announcement).[19]

V. Application of Regulation M

In connection with the Acquisition, BSCH will distribute BSCH Shares to Abbey National shareholders and, therefore, will be engaged in a distribution in the United States for purposes of Regulation M. Under Regulation M, the restricted period for the distribution will begin on the day that the proxy statement/offering document is first mailed to Abbey National shareholders and will end once Abbey National's shareholders have approved the Acquisition at the Shareholders' Meeting. Thus, as noted above, the restricted period is likely to last approximately one month (or potentially longer in the event of a competing offer for Abbey National).

As business units of BSCH that, from time to time, purchase BSCH Shares for their own accounts and the accounts of others and recommend and exercise investment discretion with respect to the purchase of BSCH Shares, the Global Companies may be deemed to be "affiliated purchasers" of BSCH, as defined in Rule 100 of Regulation M. In addition, none of the Global Companies currently intends to participate in the proxy solicitation effort relating to the Acquisition; accordingly, they would not be deemed to be "distribution participants" as defined in Rule 100 and, thus, would be subject to Rule 102 of Regulation M.[20]

Under Rule 102, the Global Companies will not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, BSCH Shares during the restricted period unless one of the specified exceptions under Rule 102 is available. There are no exceptions available under Rule 102 that would permit the Global Companies to engage in the market-making, derivatives hedging, asset management, insurance and unsolicited brokerage activities described in Section II of this letter. Therefore, without the requested exemptive relief, the Global Companies would not be permitted to engage in these activities for an extended period of time, which is likely to last approximately one month (or potentially longer in the event of a competing offer for Abbey National).

BSCH believes that the withdrawal of the most important market participant and the only market-maker in BSCH Shares in the primary market for

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[19] In calculating the premium to be received by Abbey National's shareholders, the Acquisition consideration does not include the 6 pence ordinary dividend.

[20] If any of the Global Companies participated in the solicitation effort, they would likely be considered a "distribution participant" and thus would be subject to Rule 101 of Regulation M. Under Rule 101, none of the Global Companies would be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, BSCH Shares during the restricted period, unless one of the specified exceptions under Rule 101 were available. As the available exceptions under Rule 101 would not permit the Global Companies to engage in most of the activities for which relief is being sought in this letter, we ask that the exemption that we are requesting apply whether these Global Companies are subject to Rule 101 or Rule 102.

those shares, which are among the most actively traded in Spain, for such an extended period of time would have serious harmful effects in the home market, and, indirectly, in the U.S. market, for the BSCH Shares. These effects could include a significant imbalance of buy and sell orders, particularly given the large number of shares to be distributed in the Acquisition, and thus greater volatility and reduced liquidity.

If the Trading Units and the International Trading Units and the Brokerage Units and the International Brokerage Units are precluded from effecting hedging transactions in BSCH Shares relating to BSCH Share Derivatives on behalf of their customers, and on behalf of themselves in the case of BSCH Share Derivatives held by them in order to accommodate customer requests, the application of Regulation M could have serious adverse effects on their ability to meet their client's demands for BSCH Share Derivatives. Given that these hedging transactions are entered into in connection with BSCH Share Derivatives which were entered into by or at the requests of their customers, these business units would have to cease providing such derivatives services to their customers if they were prohibited from effecting these hedging transactions.

Separately, if the Trading Units, Brokerage Units, International Trading Units and International Brokerage Units are precluded from effecting hedging transactions in BSCH Shares relating to BSCH Share Derivatives held in their proprietary trading portfolios prior to the commencement of the restricted period and entered into in the ordinary course of business and not in contemplation of the Acquisition, these units may be forced to unwind these derivatives or to incur losses as a result of their inability to properly hedge these transactions.

Absent an exemption, the Brokerage Units, Santander Investment Securities, Inc., the Puerto Rico Brokerage Unit and the International Brokerage Units may also be unable to execute brokerage orders submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere. In view of the leading position of BSCH and its subsidiaries in maintaining the accounts in which BSCH Shares are held and executing trades in BSCH Shares on the Spanish Exchanges, BSCH believes significant market disruption could occur if the Brokerage Units could no longer execute trades in BSCH Shares requested by clients.

Given the importance of BSCH Shares to the overall Spanish securities market, to prohibit the Asset Managers from trading BSCH Shares during the restricted period, would have a significant adverse effect on their ability to manage their investments on behalf of their clients. Furthermore, in the case of the Asset Managers, the International Asset Managers and the Puerto Rico Asset Manager, it would be a violation of their fiduciary duties to the beneficiaries of the Managed Funds for such Asset Managers to refrain from, or engage in, trading BSCH Shares as a result of investment instructions received from their parent company unless such action were in the best interests of such beneficiaries.

Similarly, the Insurance Company has fiduciary duties to the purchasers of Asset Class Policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. Accordingly, the Insurance Company may not refrain from, or engage in, trading BSCH Shares as a result of investment instructions received from BSCH, unless such action is in the best interests of the purchasers of those policies.

As noted above, the International Asset Managers, the International Trading Units, Santander Investment Securities, Inc., the Puerto Rico Companies and the International Brokerage Units historically have engaged in low volumes of trading in BSCH Shares. Accordingly, BSCH believes that because these units intend to conduct the trading activities that are the subject of this request for exemptive relief in a manner consistent with their past practices, it is unlikely that such activities could have any price effect on the market for BSCH Shares.

The BSCH Shares would easily qualify as actively traded securities that are exempt under Rule 101(c)(1), with an average daily trading volume in 2003 of approximately €332.33 million ($402.85 million) and a public float value significantly in excess of $150 million. Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as the BSCH Shares. However, because the Global Companies are affiliated purchasers of the issuer, they may not rely on the actively traded securities exception to do what market makers and brokers for large U.S. issuers are normally allowed to do during distributions by those issuers.

Finally, BSCH believes that the risk of market manipulation by the Global Companies is limited by the Chinese Wall procedures and fiduciary duties described above, the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course market activities of the Global Companies rather than activities commenced or managed in contemplation of the Acquisition, and the fact that the jurisdictions in which the Global Companies operate have laws which prohibit market manipulation (as further discussed below).

For these reasons, BSCH asks the Staff to provide an exemption from Regulation M that would allow the Global Companies to continue to engage in the ordinary course market activities described above during the restricted period, as permitted under market practice and applicable law in their home jurisdictions.

VI. The Spanish Regulatory Market

The principal regulations that apply to the Spanish Companies' market activities under Spanish law are the Spanish Securities Market Act (the "**SSMA**"), Royal Decree 867/2001 (relating to regulations governing the activities of investment firms) and Royal Decree 629/1993 (relating to conduct on the Spanish Exchanges). The SSMA established an independent regulatory authority, the CNMV to supervise the securities markets. The SSMA governs, among other things, trading practices, tender offers, insider trading and disclosure. In particular, Articles 83 ter,[21] 80(a)[22] and 99(i)[23] of the SSMA prohibits market manipulation. Under the SSMA, the CNMV oversees price formation, execution and the settlement of transactions to ensure that insider trading, price manipulation and other breaches of law may be detected. The CNMV has a division which has responsibility for market supervision, monitoring compliance, investigating violations and imposing disciplinary measures. The CNMV also takes measures to ensure that information necessary to maintain a transparent market is made public. This applies, in particular, to the prices and volumes of securities traded on and off the Spanish Exchanges.

The Spanish Criminal Code provides remedies for abusing confidential information that is likely to influence the prices of securities. Market manipulation and dissemination of false rumors to affect the prices of listed securities to realize a gain are prohibited. The breach of professional secrecy, insider trading and price manipulation in Spain are criminal offenses. In particular, Article 284 of Spain's Criminal Code establishes criminal liability for employment of any machination with the intent to alter prices that would otherwise result from a free market for, among other things, securities.

Under Spanish law, BSCH and its subsidiaries are prohibited from purchasing BSCH Shares unless the purchase of BSCH Shares is generally authorized at a meeting of shareholders of BSCH, and BSCH creates reserves equal to the acquisition price of any BSCH Shares that are actually purchased. In addition, the total number of BSCH Shares held by BSCH and its subsidiaries may not exceed 5% of the total capital stock of BSCH. The law requires that the CNMV be notified each time BSCH and its subsidiaries acquire, on an aggregate basis, 1% of the outstanding capital stock of BSCH (without deducting any sales of BSCH Shares which may have been made during that time period). In

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[21] Article 83 ter provides:

> Any person or entity acting or otherwise related to the securities markets shall refrain from engaging in activities that may falsify the free development of prices in the securities markets.

[22] Article 80 provides:

> In no event shall the persons or institutions referred to in the preceding paragraph [including brokers and market makers]:
>
> (a) Instigate to their own or another's benefit an artificial development of prices.

[23] Article 99 provides:

> The following acts or omissions constitute extremely serious infringements by the individuals and institutions referred to in Article 95 hereof [including brokers, market makers and their respective officers]:
>
> (i) breach of article 83 ter if such breach has a material adverse effect on the price [of the relevant security]; if the effect on the price is not material, this would still constitute a serious infringement.

addition, the Bank of Spain requires BSCH to provide monthly reports of the number of BSCH Shares held by BSCH and its subsidiaries, the number of BSCH Shares held for hedging purposes and the number of BSCH Shares held by third parties whose purchase was either financed by or pledged to BSCH or any of its subsidiaries.

Pursuant to Spanish regulations relating to conduct in the securities markets, the Brokerage Units must keep records of orders received from any third party regarding BSCH Shares and any other security as well the execution of such order. The Brokerage Units must also keep records relating to transactions in which they are acting as principals. The information contained in such records must include identification of the client, the number, type and price of securities bought or sold, and the market on which the transaction is effected. These records must be made available to the CNMV upon request. In addition, the Trading Units, the Market-Making Subsidiary, the Asset Managers and the Insurance Company must also maintain records relating to the transactions in which they engage, including the number, type and price of securities bought or sold.

The jurisdictions in which the International Trading Units, the International Brokerage Units, Santander Investment Securities, Inc., the Puerto Rico Companies and the International Asset Managers operate generally have anti-market manipulation, insider trading and record-keeping laws and regulations similar to those governing market activities in Spain.

VII. Relief Requested

As discussed above, BSCH is seeking exemptive relief from the application of Rules 101 and 102 of Regulation M to permit the Spanish Companies to continue to engage in the market-making, derivatives hedging, asset management, insurance and unsolicited brokerage activities described in Section II of this letter during the Regulation M distribution period for the Acquisition. These activities would be conducted in the ordinary course of business and in accordance with applicable law in the Spanish and other non-U.S. markets, all as described in this letter. BSCH also asks for relief to permit the International Trading Units, the International Brokerage Units, Santander Investment Securities, Inc., the Puerto Rico Companies and the International Asset Managers to engage in their respective activities in the normal course of business and in accordance with applicable local law as described in this letter.

As a condition to the relief being requested, BSCH would undertake to include disclosure in the proxy statement/offering document that will be distributed to Abbey National shareholders. The disclosure would be substantially similar to the following:

> Since the announcement of the Acquisition, BSCH and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving BSCH Shares outside the United States and the United Kingdom. Among other things, BSCH,

through an affiliate, has made a market, from time to time, and intends to continue to make a market, from time to time, in the BSCH Shares by purchasing and selling BSCH Shares for its own account in Spain on the Spanish stock exchanges.

Certain mutual fund management companies, pension fund management companies, asset management companies and insurance companies that are affiliates of BSCH have purchased and sold, and intend to continue to purchase and sell, BSCH Shares as part of their ordinary investing activities and/or as part of the investment selections made by their clients. BSCH and its affiliates have also engaged, and intend to continue to engage, in dealings in BSCH Shares for their accounts and the accounts of their customers for the purpose of hedging their positions established in connection with certain derivatives activities (such as options, warrants and other instruments) relating to BSCH Shares entered into by BSCH and its affiliates and their customers, as well as to effect unsolicited brokerage transactions in BSCH Shares with their customers. These activities occurred and are expected to continue to occur in Spain, elsewhere in Europe, in various countries in Latin America and elsewhere outside the United States and the United Kingdom.

BSCH's securities affiliates in the United States and in Puerto Rico have also engaged and may continue to engage in unsolicited brokerage transactions in BSCH Shares and American Depositary Shares representing BSCH Shares in the United States and in Puerto Rico. In addition, BSCH's affiliate in Puerto Rico may purchase BSCH Shares in connection with asset management activities in Puerto Rico. BSCH is not obliged to make a market in BSCH Shares and any such market making may be discontinued at any time. All of these activities could have the effect of preventing or retarding a decline in the market price of the BSCH Shares.

As a further condition to the relief being requested, BSCH will undertake to keep records (the "**Records**") of the date and time when any BSCH Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of BSCH Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of BSCH Shares that the Global Companies make during the restricted period (this information with respect to the Global Companies (other than Santander Investment Securities, Inc. and the Puerto Rico Companies) will not include any client-specific data, the disclosure of which is restricted under local law). BSCH will maintain the Records for a period of two years following the completion of the Acquisition distribution. Upon the written request of the Director of the Division of Market Regulation of the SEC, BSCH will make a copy of the relevant Records available at the SEC's offices in Washington, D.C.

We note that BSCH is seeking similar exemptive relief from the Takeover Panel in the United Kingdom relating to the market activities of the Global

Companies described in Section II of this letter. Furthermore, in order to comply with the regulations under the Takeover Code under the laws of the United Kingdom, BSCH is publicly disclosing, and will continue until the end of the restricted period (and potentially longer in the event of a competing offer for Abbey National) to publicly disclose, the amount of BSCH Shares and certain BSCH Share Derivatives purchased or sold by the Global Companies (other than any such BSCH Shares or BSCH Share Derivatives purchased or sold pursuant to unsolicited brokerage transactions) and the price of such purchase or sale during the restricted period by 12:00 p.m. (London time) on the business day following each such purchase or sale, as well as the resulting amount of BSCH Shares held by the Global Companies (on a consolidated basis).

In connection with the relief requested by BSCH in this letter, please note that substantially similar exemptive relief from Rule 101 and Rule 102 of Regulation M was granted with respect to market-making, derivatives hedging and unsolicited brokerage activities to: (1) UBS AG under your exemptive letter of September, 22, 2000[24] and (2) Allianz AG under your exemptive letter of April 10, 2003.[25] Finally, we note that the Staff granted exemptive relief to BSCH from the trading practices regulations that preceded Regulation M (Rule 10b-6 principally) for the market-making and unsolicited brokerage activities of its affiliated companies, most recently in connection with a rights offering by BSCH in 1994.[26]

If you have any questions about this request, please do not hesitate to contact me (212-450-4950) or Maurice Blanco (212-450-4086). We appreciate your assistance in this matter.

Very truly yours,

Nicholas A. Kronfeld

cc: Juan Guitard Marín

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[24] See UBS AG, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 915 (September 22, 2000).

[25] See Allianz AG, SEC No-Action Letter, File No. TP 03-57 (April 10, 2003).

[26] See Banco Santander, S.A., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 541 (June 6, 1994).